UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.1)*

SONO-TEK CORPORATION

(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE

(Title of Class of Securities)

835483108

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐Rule 13d-1(b)

☑Rule 13d-1(c)

☐Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 835483108	13G	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Christopher L. Coccio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) □ (b) □
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 490,677
	6	SHARED VOTING POWER 2,000
	7	SOLE DISPOSITIVE POWER 652,958 (1)
	8	SHARED DISPOSITIVE POWER 2,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 654,958 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.52%
12	TYPE OF REPORTING PERSON* IN

(1) Does not include 324,612 options not currently exercisable.

CUSIP No. 835483108	13G	Page 3 of 4 Pages

SCHEDULE 13G

Item 1(a).  Name of Issuer:

Sono-Tek Corporation

Item 1(b).  Address of Issuer’s Principal Executive Offices:

2012 Route 9W, Milton, NY 12547

Item 2(a).  Name of Person Filing:

Christopher L. Coccio

Item 2(b).  Address of Principal Business Office or, if none, Residence:

2012 Route 9W, Milton, NY 12547

Item 2(c).  Citizenship:

USA

Item 2(d).  Title of Class of Securities:

Common Stock, $.01 par value

Item 2(e).  CUSIP Number:

835483108

Item 3.  Reporting Person:

Not Applicable

Item 4.  Ownership.

(a)   Amount beneficially owned: 654,958 (1)

(b)   Percent of class: 4.52%

(c)   Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 490,677
(ii)	Shared power to vote or to direct the vote: 2,000
(iii)	Sole Dispositive Power: 652,958 (1)
(iv)	Shared power to dispose or to direct the disposition of: 2,000

CUSIP No. 835483108	13G	Page 4 of 4 Pages

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following |x|.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

Not Applicable.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2013

By: /s/ Christopher L. Coccio

Christopher L. Coccio